UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 6, 2017

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Securities Registry No. 306

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Avda. Libertador Bernardo O’Higgins 1449

Present

Dear commissioner:

In accordance with the provisions of Articles 9 and 10 of Law No. 18,045 on Securities Market and General Rule No. 30 of the Superintendence under its responsibility, the undersigned, duly empowered for this purpose, reports as a Material Fact, the following:

(a)	On this date, LATAM Finance Limited (the "Issuer"), an exempted company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of LATAM Airlines Group S.A. (“LATAM”), has agreed to issue and place on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, senior unsecured notes of US $ 700,000,000 aggregate principal amount, with maturity in the year 2024, at an initial annual interest rate of 6.875% (the “144-A Notes” or the “Issuance”); and

(b)	The Issue and placement of the 144-A Notes shall be intended to finance general corporate purposes of LATAM.

In accordance with what is established in Circular No. 988 of the Superintendence of Securities and Insurance, we inform you that at this moment it is not possible to quantify the effects that this operation will have on the results of LATAM, in the event of materialization.

Finally, it is hereby established that LATAM will issue, as information of market interest, the press release attached to this Material Fact, in order to provide further background in relation to the results of operations related to the issuance of 144-A Notes and which will be distributed on the relevant markets in which such operations will take place.

Yours sincerely,

Juan Carlos Menció

Vicepresident - Legal

LATAM Airlines Group S.A.

LATAM AIRLINES GROUP S.A. ANNOUNCES PRICING

OF OFFERING OF SENIOR UNSECURED NOTES

Santiago, Chile, April 6, 2017 - LATAM Airlines Group S.A. and its consolidated affiliates ( “the Company”) (NYSE: LFL / IPSA: LAN), the leading airline group in Latin America, announced today that LATAM Finance Limited (the “Issuer”), an exempted company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of LATAM Airlines Group S.A., has priced an offering (the “Offering”) of $700,000,000 aggregate principal amount of 6.875% senior unsecured notes (the “Notes”). The Notes will be unconditionally and irrevocably guaranteed by LATAM Airlines Group S.A. (the “Guarantor”). The Notes will mature on April 11, 2024, unless earlier redeemed in accordance with their terms. Interest on the Notes will be paid on April 11 and October 11 of each year, commencing on October 11, 2017.

Proceeds from the Notes sold in the Offering will be used for general corporate purposes. The Notes will be senior unsecured obligations of the Issuer and the Guarantor. The Offering is subject to customary closing conditions, and there can be no assurances that the Offering will be consummated.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. As a result, they may not be offered or sold in the United States or to any U.S. persons except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. The Offering will be made only by means of the confidential offering memorandum.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements may relate to, among other things, the Company’s business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Company believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Company undertakes no obligation to update any of its forward-looking statements.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its combination with TAM S.A. LATAM Airlines Group S.A. includes affiliates in Argentina, Chile, Colombia, Ecuador and Peru, and LAN Cargo and its affiliates, as well as TAM S.A. and its consolidated affiliates TAM Linhas Aereas S.A., TAM Transportes Aéreos del Mercosur S.A., Fidelidade Viagens e Turismo Limited and Multiplus S.A. The Company is one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 139 destinations in 29 countries, with a fleet of 332 aircraft as of December 31, 2016. In total, LATAM Airlines Group S.A. and its affiliates have approximately 46,000 employees and its shares are traded on the Chilean Stock Exchanges and the New York Stock Exchange, in the form of ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice-president Legal - LATAM Airlines Group